                   MORGAN STANLEY TAX-FREE DAILY INCOME TRUST
                           1221 Avenue of the Americas
                               New York, NY 10020

April 26, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention: Larry Greene, Division of Investment Management

RE:  MORGAN STANLEY TAX-FREE DAILY INCOME TRUST
     (FILE NOS. 2-67087 AND 811-3031)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on
Form N-1A for Morgan Stanley Tax-Free Daily Income Trust (the "Fund") filed with the Securities and Exchange Commission on February 23, 2007. Below, we provide any responses to or any supplemental explanations of such comments, as requested.

            GENERAL COMMENTS TO FORM N-1A
            -----------------------------

COMMENT 1.  PLEASE FILE A RESPONSE LETTER TO THESE COMMENTS VIA EDGAR, INCLUDING
            THE "TANDY" PROVISION.

                  Response 1. This response letter addressing the Staff's
                  comments has been filed via EDGAR correspondence, including the "Tandy" provision, separate from the corresponding
                  Post-Effective Amendment.

            COMMENTS TO THE PROSPECTUS
            --------------------------

COMMENT 2.  PLEASE INDICATE WHETHER THE FUND IS CURRENT WITH ITS 40-17G FILINGS.

                  Response 2. The Fund is current with such filings.

COMMENT 3.  IN THE "FEES AND EXPENSES" SECTION OF THE PROSPECTUS, CONSIDER
            MOVING THE FOOTNOTES TO AFTER THE EXAMPLE.

                  Response 3. We respectfully acknowledge the comment, but
                  believe the current placement of the footnotes is appropriate.
                  We believe that to move the footnotes to below the Example would diminish the impact of the information and could result in a shareholder being unable to locate the footnotes.

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COMMENT 4.  DOES THE INVESTMENT ADVISER OR ANY OF ITS AFFILIATES HAVE THE
            ABILITY TO RECOUP ANY FEES THAT IT WAIVED OR REIMBURSED IN
            SUBSEQUENT YEARS?

                  Response 4. The investment adviser does not have the ability to recoup any fees that are waived or reimbursed in subsequent years.

            COMMENTS TO THE SAI
            -------------------

COMMENT 5.  IN CONNECTION WITH THE FUND'S INVESTMENT IN WHEN-ISSUED AND DELAYED
            DELIVERY SECURITIES, PLEASE CONFIRM THAT THERE IS ADEQUATE
            DISCLOSURE REGARDING "SEGREGATING ASSETS".

                  Response 5. The referenced disclosure is contained in the
                  subsection of the SAI entitled "When-Issued and Delayed
                  Delivery Securities".

COMMENT 6.  WITH RESPECT TO THE FUND'S FUNDAMENTAL INVESTMENT RESTRICTION
            RELATING TO CONCENTRATION (#5), EXPLAIN THE BASIS FOR NOT APPLYING
            THIS RESTRICTION TO OBLIGATIONS ISSUED OR GUARANTEED BY THE U.S.
            GOVERNMENT, ITS AGENCIES OR INSTRUMENTALITIES OR TO CASH
            EQUIVALENTS.

                  Response 6. We believe this carve out is consistent with the
                  Staff's position stated in Investment Company Act Release No.
                  9011 (October 30, 1975), that money market funds "may declare an investment policy on industry concentration reserving
                  freedom of action to concentrate their investments in
                  government securities, as defined in the Investment Company
                  Act of 1940 and certain bank instruments issued by domestic banks..."

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

      o     the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

      o     the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the
            Commission from taking any action with respect to the filings; and

      o     the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-7546. Thank you.

Sincerely,

/s/ Alice J. Gerstel

Alice J. Gerstel

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